Western Massachusetts Electric Company						Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)
	Nine Months Ended September 30, 2017
		For the Years Ended December 31,
(Thousands of Dollars)		2016	2015	2014	2013	2012
Earnings, as defined:
Net income	$52,446	$58,072	$56,506	$57,819	$60,438	$54,503
Income tax expense	34,680	38,022	36,970	37,268	37,368	32,140
Equity in earnings of equity investees	(8)	(16)	(8)	(8)	(18)	(11)
Dividends received from equity investees	—	15	—	—	80	—
Fixed charges, as below	19,846	25,776	26,553	26,202	26,316	28,162
Less: Interest capitalized (including AFUDC)	(564)	(644)	(1,042)	(864)	(498)	(534)
Total earnings, as defined	$106,400	$121,225	$118,979	$120,417	$123,686	$114,260

Fixed charges, as defined:
Interest Expense	$18,752	$24,425	$24,792	$24,931	$24,851	$26,634
Rental interest factor	530	707	719	407	967	994
Interest capitalized (including AFUDC)	564	644	1,042	864	498	534
Total fixed charges, as defined	$19,846	$25,776	$26,553	$26,202	$26,316	$28,162

Ratio of Earnings to Fixed Charges	5.36	4.70	4.48	4.60	4.70	4.06